SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 1 of 3 Pages

EXHIBIT 4

Ravenswood Investment Company, L.P. 52 Vanderbilt Avenue New York New York 10017 212-986-4800

September 5, 2006

VIA FACSIMILE AND UPS NEXT DAY

Robert F. Bartlett
Chairman of the Board
Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, California 92121

Dear Mr. Bartlett:

                The Ravenswood Investment Company, L.P. and other companies with which I am affiliated own 1,335,316 shares of Common Stock, or 7.0% of the number of outstanding shares, of Advanced Marketing Services, Inc. ("Advanced Marketing" or the "Company").  On June 20, 2006, our representatives had a telephone conversation (the "June 20 Telephone Conversation") with Gary Lloyd, Esq., Advanced Marketing's General Counsel, and Gary J. Singer, Esq., Advanced Marketing's outside counsel.  On the June 20 Telephone Conversation, Mr. Lloyd said he would discuss the issues we raised with Advanced Marketing's Board of Directors and contact us with the results of discussion with the Board.

Since we heard nothing from Mr. Lloyd, we followed our conversation up with a letter to Mr. Lloyd dated June 26, 2006, which we filed with the SEC as an exhibit to our Schedule 13D.  We received a cursory response from Mr. Lloyd dated July 6, 2006, which we have attached as Exhibit 1, but no substantive response from him to the issues we raised and no response from any other executive officer or member of the Board of Directors.  On August 28, 2006, two months after our letter, I again called Mr. Lloyd who told me that the Company was working on a response.  I also called your telephone number (which I obtained from Mr. Lloyd), was told you were unavailable and left you a message.  Finally, Tryg Myhren returned my telephone call but gave no substantive information regarding the Company.

To reiterate, the issues we raised were:

(1) What is the current financial position of the Company?
(2) What are the reasons for the deregistration of the Company's stock and its plans for future reporting of financial and other information?
(3) What is the Company's short-term and long-term strategic direction?
(4) What are the reasons for the departure of Bruce C. Myers as president and chief executive officer of Advanced Marketing and his replacement by Gary M. Rautenstrauch?
(5) What are the reasons for and the intended outcome of any other recent staffing changes?

Subsequently, we have heard rumors that Advanced Marketing has retained an investment bank to assist it in refinancing its debt.  We have also heard rumors that the debt had been placed with a hedge fund.  We have not heard from the Company.  We, as we believe all equity holders would be, are greatly concerned that either the refinancing would be dilutive to current equity holders or that the debt – which is secured by the Company's receivables -- would be refinanced by an entity which would subsequently put the Company into bankruptcy, thus making the equity worthless.

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 2 of 3 Pages

As you know, Advanced Marketing has received numerous waivers of its financial covenants, so a bankruptcy scenario is certainly a risk.  We assume that your counsel has informed you that the Board and executive officers of the Company should also be concerned for themselves in the event of a bankruptcy, as the effect of Item 401(f) of Regulation S-K will make any bankruptcy of the Company required disclosure for any company in which any member of the Board or any executive officer acts as a board member or executive officer for a five year period; accordingly, an Advanced Marketing bankruptcy would likely effectively bar the Board or management from acting as either a director or an executive officer of a  public company for that time period.

Management's and the Board of Directors' lack of substantive response for nine weeks since the June 20 Telephone Conversation – while it has had time to launch such business initiatives as its new Bluefin Global Logistics – raises the concern that this Board will simply ignore its shareholders.  Accordingly, we believe it is time to appoint three representatives of significant shareholders to its Board of Directors.  Ideally, these would be representatives of several different large stockholders of the Company.  Unfortunately, because of the Board's imposition of a Stockholders Rights Plan, we are reticent to speak with and cannot develop a slate with other stockholders.  If you will waive these provisions, we would be happy to put up a slate involving other large stockholders.

Due to management's and the Board's demonstrated failure to address the issues previously raised by us and outlined once again above, as a precaution to the Board further ignoring its stockholders, and due to the Board's imposition of notification requirements for nominating candidates for the Board of Directors, we are today filing with the Secretary of the Company a formal notice nominating three persons for our slate of directors for the 2006 Annual Meeting of Shareholders.  You will note that the three person slate is short of a majority because we are currently looking for stockholder representation on the Board of Directors not to take over the Company.

However, if we are forced, by the Board's deliberate failure to address the issues we have outlined, to run a slate of Directors, we intend to (1) file a slate to replace all seven members of the Board of Directors [1], and (2) cause the Company to have its first stockholders meeting since 2003.  Since the Company will shortly no longer be subject to Proxy Rule 14a-7, we are also filing today a demand for the list of the Company's stockholders.  Since management and the Board only owns 9.8% of the outstanding shares (excluding options, many of which are far out of the money), we think, if you force us to conduct a proxy contest, that it is one we can easily win.

Mr. Bartlett, it is now in your hands.  We eagerly look forward to action not words from you.  You can either engage your stockholders with respect to the issues we have outlined as well as the prospect of refinancing the Company's debt and appoint stockholders to the Board of Directors or face a proxy contest to replace the entire Board of Directors.

Sincerely,
/s/ Robert E. Robotti
Robert E. Robotti
Managing Member of Ravenswood Management Company, L.L.C., General Partner of The
Ravenswood Investment Company, L.P.

cc: Loren C. Paulsen
Interim CEO
Lynn S. Dawson
Director
Bruce E. Grout
Director
James A. Leidich
Director
Trygve E. Myhren
Director
E. William Swanson
Director

[1] Although the Board of Directors is staggered, the end of the terms to which each Director has come and gone.

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 3 of 3 Pages

Advanced Marketing Services, Inc. 5880 Oberlin Drive San Diego, CA 92121 858-457-2500 Fax 858-452-2237

July 6, 2006

By Facsimile: 212-986-0816

Mr. Robert E. Robotti
The Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York, New York 10017-3808

Re: Your Letter Dated June 26, 2006

Dear Mr. Robotti

                Thank you for your letter dated June 26, 2006, in connection with the telephone conference that Gary J. Singer, Esq., of O'Melveny & Myers LLP and I conducted with you, Mr. Sansone, and counsel for The Ravenswood Investment Company, L.P. ("Ravenswood").  As Mr. Singer and I stated during the conference call, Advanced Marketing Services, Inc. values communications from its stockholders and appreciates the concerns that you have expressed.

                Following our telephone conference, a summary of our conversation and a copy of your letter was provided to the Company's Board of Directors.  Please be assured that the Board is considering Ravenswood's suggestions regarding communications with stockholders.  When the Board has determined a communications plan, it will be provided to stockholders.

                The Company has received a copy of the Schedule 13D/A, dated June 29, 2006, filed on behalf of Robotti  & Company, Incorporated, Robotti & Company Advisors, LLC, and Ravenswood.  The Company notes that, although you have been critical of the Company's decision to de-register its common stock, Ravenswood has purchased more than 11,000 shares since the deregistration was announced on June 14, 2006.

Very truly yours,

/s/ Gary Lloyd
Gary Lloyd
Executive Vice President and
General Counsel

cc: The Board of Directors
Mr. Gary M. Rautenstrauch
Mr. Curtis R. Smith
Gary J. Singer, Esq.